March 31, 2020

Brent Bellm
President and Chief Executive Officer
BigCommerce Holdings, Inc.
11305 Four Points Drive
Building II, Third Floor
Austin, TX 78726

       Re: BigCommerce Holdings, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 17, 2020
           CIK No. 0001626450

Dear Mr. Bellm:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2020 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors
Risks related to our business and industry
Our current operations are international in scope . . ., page 36

1. You refer to the novel Coronavirus outbreak as a risk that may impact your current international operations and future initiatives. We note, however, that the outbreak may have an impact on not only your international operations but also your domestic operations. To the extent material, please expand upon your disclosure by providing a separately captioned risk factor addressing the known or reasonably likely effects of and
 Brent Bellm
FirstName LastNameBrent Bellm
BigCommerce Holdings, Inc.
Comapany2020
March 31, NameBigCommerce Holdings, Inc.
March 31, 2020 Page 2
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FirstName LastName
         the types of risks presented by the outbreak, as well as how you are responding to them.
         For example, as it appears that the outbreak is materially impacting, or is expected to materially impact, retail spending and, by extension, the sales of your domestic and international customers, please discuss the known or reasonably likely effects of the outbreak on your financial condition and results of operations. In this regard, we note that as your customers generate more online sales, you generate more subscription revenue through automated sales-based upgrades on your Essentials plans and order adjustments on your Enterprise plans. For guidance, refer to CF Disclosure
Guidance: Topic No. 9.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 73

2. You state in Note 1 to the fiscal year 2019 financial statements that the $35.0 million convertible term loan has alleviated your substantial doubt as to your ability to continue as a going concern and that, based upon your current operating plan, you believe you have sufficient resources to fund operations through the second quarter of 2021. Please reconcile this statement with your statement on page 73 that you believe the net proceeds from this offering will be sufficient to meet your working capital and capital expenditure needs and debt service obligations for at least the next 12 months. Critical accounting policies and estimates, page 76

3. We note the disclosure added to pages 66 and 76 in response to prior comment 3 indicating that fixed monthly fees and any overage charges related to subscription solutions are recognized as revenue in the month they are earned. Tell us why you continue to also disclose that subscription revenue is recognized ratably.
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

4. The references to your financial statements should be collectively defined and consistently referred to throughout the audit report. Please revise accordingly. Notes to Consolidated Financial Statements
Note 10. Income taxes, page F-25

5. Please accurately reconcile your effective tax rate for the year ended December 31, 2019.
Note 11. Net loss and unaudited pro forma net loss per share, page F-28

6. Please confirm that you will give effect to the number of shares whose proceeds from the offering will be used to pay the Series F Dividend in your computation of pro forma net loss per share. Refer to SAB Topic 1.B.3.
 Brent Bellm
BigCommerce Holdings, Inc.
March 31, 2020
Page 3

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Kathleen Krebs, Special Counsel, at
(202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameBrent Bellm
                                                           Division of
Corporation Finance
Comapany NameBigCommerce Holdings, Inc.
                                                           Office of Technology
March 31, 2020 Page 3
cc:       Samer M. Zabaneh
FirstName LastName